Exhibit 99.1

MAMMA.COM INC.
388 St. Jacques Street West, 8th Floor
Montreal, Quebec
H2Y 1S1

CHANGE OF AUDITOR NOTICE

TAKE NOTICE THAT, effective February 15, 2005, PricewaterhouseCoopers LLP (the “Former Auditor”) terminated its role as auditor of Mamma.com Inc. (the “Corporation”) as the Corporation and PricewaterhouseCoopers LLP were unable to reach an agreement on the terms of the audit engagement for the year ended December 31, 2004.

TAKE FURTHER NOTICE THAT:

1.

There have been no reservations in the Auditor’s reports on the Corporation’s financial statements for the two (2) most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued.

2.

In the opinion of the Corporation, as at the date hereof, there have been no reportable events in connection with the audits of the two (2) most recently completed fiscal years of the Corporation or for any period subsequent to the most recently completed period for which an audit report was issued, other than the following unresolved issue:

Earlier in the first quarter of fiscal 2005, an independent committee of the Board of Directors of the Corporation initiated, at the request of the Former Auditor, an investigation into certain rumours and market speculation concerning alleged related party transactions. In the Former Auditor’s opinion, if the results of the investigation give merit to these rumours and market speculation there could be a material impact on the Corporation’s financial statements for previous years. At the time that the Former Auditor notified the Corporation that it was terminating its role as Auditor, the investigation had not been concluded. For further information regarding this issue, please refer to the Corporation’s recent public disclosure.

3.	The Audit Committee of the Board of Directors of the Corporation discussed the unresolved issue described above with the Former Auditor.

4.	The Corporation authorized the Former Auditor to respond fully to inquiries by any successor auditor concerning the unresolved issue.

5.

Effective March 18, 2005 RSM Richter LLP (the “Successor Auditor”) was appointed (the “Appointment”) the successor auditor of the Corporation to fill the vacancy created by the Former Auditor’s resignation.

6.	The Resignation and Appointment was approved by the Audit Committee and the Board of Directors.

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DATED this 22nd day of March, 2005.

MAMMA.COM INC.

Per:	“Guy Fauré” ---------------------------------------------------------------
Name: Guy Fauré Title: President and Chief Executive Officer

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